SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AVIVA PLC

19 May 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

AVIVA MATCHING SHARE PLAN

The share interests of the under-noted directors and persons discharging managerial responsibility (PDMR) have increased following the reinvestment of dividends in respect of Ordinary shares by the Trustees, Computershare Trustees Limited, under the Aviva Matching Share Plan, an HMRC approved share incentive plan.

The following transactions in Aviva plc Ordinary shares of 25 pence each are notified in accordance with Disclosure & Transparency Rule 3.1.4R(1)(a) and took place in London on 16 May 2014 and the Company was advised on 19 May 2014.

Director/PDMR	Shares Purchased	Share Price
Nick Amin	3	£5.1812p

Enquiries:
Stephen Ramsay - Director of Secretariat
Tel: +44 (0) 20 7662 1378

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 May, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary